                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                    First Federal Bancshares of Eau Claire
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                    Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  32019Q-10-4
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (10-88)               Page 1 of 6 pages

-----------------------                                  ---------------------
CUSIP NO. 32019Q-10-4               13G                    PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      First Bank System Inc.
      601 2nd Ave. South
      Minneapolis, MN 55402-4302
      Tax I.D. No.: 41-0255900
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware, U.S.A.

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                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          367,711/1/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          367,711/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      367,711/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.36%

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      TYPE OF REPORTING PERSON*
12
      H.C.

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-------------
/1/ This number includes 367,711 shares held in the "unallocated account", as of December 31, 1996, of the First Federal Bancshares of Eau Claire Employee Stock Ownership Plan and Trust, for which an affiliate of First Bank System, Inc. acts as trustee. The number of "allocated" shares held in such trust (128,806 shares as of December 31, 1996) is not included in this number, based upon our interpretation of SEC staff no-action letters.

                                                               Page 3 of 6 pages


Item 1
------
           a.  Name of Issuer:
               ---------------

               First Federal Bancshares of Eau Claire

           b.  Address of Issuer's Principal Executive Offices:
               ------------------------------------------------

               First Federal Bancshares of Eau Claire
               319 East Grand Avenue
               Eau Claire, WI 54701

Item 2
------
           a.  Name of Person Filing:
               ---------------------

               First Bank System, Inc.

           b.  Address of Person's Filing Principal Executive Offices:
               ------------------------------------------------------

               601 2nd Ave South
               Minneapolis, MN 55402-4302
               United States

           c.  Title of Class of Securities:
               ----------------------------

               COMMON

           d.  CUSIP Number:
               ------------

               32019Q-10-4

Item 3
------
               The person filing this statement is a:
               (g)[x] Parent Holding Company

Item 4
------    Ownership:
          ---------

           a. Amount Beneficially Owned:                            367,711/1/
           b. Percentage of Class:                                     5.36%
           c. Number of shares as to which such person has:

              1. Sole power to vote or to direct the vote:                0
              2. Shared power to vote or direct vote:               367,711/1/
              3. Sole power to dispose or direct the disposition:         0
              4. Shared power to dispose or direct the disposition: 367,711/1/

Item 5
          Ownership of Five Percent or less of Class: (_)
          ------------------------------------------

-------------
/1/ This number includes 367,711 shares held in the "unallocated account", as of December 31, 1996, of the First Federal Bancshares of Eau Claire Employee Stock Ownership Plan and Trust, for which an affiliate of First Bank System, Inc. acts as trustee. The number of "allocated" shares held in such trust (128,806 shares as of December 31, 1996) is not included in this number, based upon our interpretation of SEC staff no-action letters.

Item 6
------     Ownership of More than Five Percent on Behalf of Another Person:
           ---------------------------------------------------------------

           Other persons have the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, such securities. To our knowledge no interest of any such person relates to more than 5% of the class.

Item 7
------     Identification and Classification of Members of the Subsidiary
           --------------------------------------------------------------
           which Acquired the Security Being Reported on by Parent Holding
           ---------------------------------------------------------------
           Company
           -------

           See Exhibit A

Item 8
------     Identification and Classification of Members of the Group:
           ---------------------------------------------------------

           Not Applicable

Item 9
------     Notice of Dissolution of Group:
           ------------------------------

           Not Applicable

Item 10
-------    Certification
           -------------

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 14, 1997 (Revising the February 13, 1997 filing which was completed as of December 31, 1996)


/s/ Merita Schollmeier
------------------------
Merita Schollmeier
Vice President

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                                   EXHIBIT A


The Schedule to which this attachment is appended is filed on behalf of the following subsidiary or subsidiaries listed below, which are classified as banks for the purposes of 17 CFR 140.13d-1(b)(ii)(B).


     First Bank National Association         First Trust National Association
     601 2nd Ave South                       180 East Fifth Street, Suite 200
     Minneapolis, Minnesota 55402-4302       St. Paul, Minnesota 55101

     First Trust Company of North            First Bank (National Association)
     Dakota National Association             P.O. Box 300
     505 Second Avenue North                 Milwaukee, WI 53259
     Fargo, North Dakota 58102

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                            EXHIBIT B - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that First Bank System, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition Act).